[GRAPHIC OMITTED] Acergy

                            Acergy S.A. Extraordinary
                         General Meeting of Shareholders

London, England - December 17, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), advises that at the Extraordinary General Meeting of Shareholders ("the Meeting") on December 17, 2009, agenda items 2 and 3 were approved.

It was noted that the required quorum of 50% of the outstanding shares for item 1 was not present and the Meeting was therefore not able to consider this item.

The Board of Directors may call a second meeting of shareholders to consider item 1. At such a meeting there is no requirement for a quorum.

The minutes of the Meeting detailing the resolutions proposed and the result of the poll on items 2 and 3 are attached.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing and proposed agenda items for a further extraordinary general meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.
The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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                                                        [GRAPHIC OMITTED] Acergy
ACERGY S.A.
Societe Anonyme Holding
412F, route d'Esch
L-2086 Luxembourg
R.C.S. Luxembourg B 43172

         Minutes of the Extraordinary General Meeting of Shareholders on
                                December 17, 2009

In the year two thousand and nine, on the seventeenth day of the month of
December:

Was held an Extraordinary General Meeting of the shareholders of Acergy S.A. (the Company), a societe anonyme, having its registered office in Luxembourg, 412F, route d'Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Societes de Luxembourg under number B43172, incorporated by deed of Maitre Paul Frieders, notary residing in Luxembourg (Grand-Duchy of Luxembourg) of March 10, 1993, published in the Memorial C, Recueil des Societes et Associations ("Memorial") of April 28, 1993, Number 190. The Articles of Incorporation of the Company were amended several times and for the last time by deed of Maitre Leonie Grethen, in replacement of Maitre Blanche Moutrier of August 4, 2009.

The Extraordinary General Meeting was opened at 11 a.m. and presided over by Mr Alistair Peel, Company Secretary, residing in the United Kingdom (the "Chairman").

There was appointed as secretary Me Jean Hoss, lawyer, residing in Luxembourg, and as ballot-judges Mrs Chantal Mathu and Mrs Celine Bonvalet, private employees, residing professionally in Luxembourg. The Bureau having thus been constituted, the Chairman declared and requested the Secretary to note that:

1. it appeared from the main register kept by SERVICES GENERAUX DE GESTION S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 68,686,198 Common Shares out of 194,953,972 issued Common Shares and 183,126,035 outstanding Common Shares as at October 30, 2009 were represented.

2. The notice of the Meeting was published according to the legal requirements in a Luxembourg daily newspaper and in the "Memorial C" on November 27, 2009 and December 7, 2009 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Association
     (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company's Registers as of October 30, 2009 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of October 30, 2009.

3. In order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements.

4.   The agenda of the general meeting is as follows:

     (1) To approve the recommendation of the Board of Directors of the Company to adopt amended Articles of Incorporation.

     (2) To approve the recommendation of the Board of Directors of the Company to appoint Mr Dod Fraser as a Director of the Company until the next Annual General Meeting or until his successor is appointed.

     (3) To approve the recommendation of the Board of Directors of the Company to adopt the Acergy S.A. 2009 Long-Term Incentive Plan.

5. The shareholders present or represented and the number of shares held by each of them are shown on an attendance list, signed ne varietur by the shareholders present or the proxyholders, the Chairman, the secretary and the ballot-judges, which will be attached to the present deed to be filed with the registration authorities. The said proxies, signed ne varietur by the Chairman, the secretary, and the ballot-judges, will remain attached to the present deed to be filed with the registration authorities.

6. The present Meeting was therefore regularly convened and has the legal power to act on the items 2 and 3 of the agenda. Since a resolution on item 1 requires a quorum of 50% of the outstanding shares, which is not present, the Meeting of Shareholders is thus not able to consider this resolution. The Board of Directors of the Company may call a second meeting of shareholders to consider item 1. At such a meeting there is no requirement for a quorum.

After this had been set forth by the Chairman and acknowledged by the members of the general meeting, the Chairman submitted to the vote of the members of the general meeting the following resolutions:

RESOLUTION 1 - Agenda item 2:

To approve the recommendation of the Board of Directors of the Company to appoint Mr Dod Fraser as a Director of the Company until the next Annual General Meeting or until his successor is appointed.

For:          58,097,205 shares
Against:      10,450,251 shares
Abstentions:  138,742 shares

The resolution was thus adopted.

RESOLUTION 2 - Agenda item 3:

To approve the recommendation of the Board of Directors of the Company to adopt the Acergy S.A. 2009 Long-Term Incentive Plan.

For:          57,025,133 shares
Against:      11,619,878 shares
Abstentions:  41,187 shares

The resolution was thus adopted.

There being no further items on the agenda, the Meeting was closed at 11.30 am.

Luxembourg, December 17, 2009

C. BONVALET    C. MATHU                     J. HOSS                     A. PEEL
      Ballot-judges                        Secretary                   Chairman